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SEC FILE NUMBER
~~8-66977~~ 8-16251

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montag & Joselson

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Park Drive South
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner, CPA — 516-487-4070
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP
(Name – *if individual, state, last, first, middle name*)

125 Jericho Turnpike, Suite 402	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

Cw 9/12

OATH OR AFFIRMATION

I, Morton B. Joselson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montag & Joselson, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sr. Partner
Title

Notary Public

HENRY C. JOSELSON
Notary Public, State of New York
No. 4919461
Qualified in Westchester County
Commission Expires January 19, 2014

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Partners' Equity or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

SEC
Mail Processing
Section

AUG 2 9 2012

Washington DC
402

MONTAG & JOSELSON

FINANCIAL STATEMENTS

JUNE 30, 2012

MONTAG & JOSELSON

INDEX TO FINANCIAL STATEMENTS

JUNE 30, 2012



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Montag & Joselson
21 Park Drive South
Rye, NY 10580

We have audited the accompanying statement of financial condition of Montag & Joselson as of June 30, 2012, and the related statements of (loss), partners' equity, cash flows, and the statement of 15c3-1 net capital computation for the period then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montag & Joselson as of June 30, 2012, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Jericho, NY
August 9, 2012

MONTAG & JOSELSON

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Current assets:	
Cash	$ 14,692
Due from clearing broker	139,682
Securities owned, at market value	1,026,137
Total current assets	1,180,511
Property and equipment	21,656
Less: accumulated depreciation	(21,656)
	-
Total assets	$1,180,511

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:	
Accrued expenses	$ 12,650
Payable to non-customer	17,322
Total current liabilities	29,972
Partners' equity	1,150,539
Total liabilities and partners' equity	$1,180,511

See accountants' report and notes to financial statements.

MONTAG & JOSELSON

STATEMENT OF (LOSS)

PERIOD ENDED JUNE 30, 2012

Income:	
Commissions	$ 99,995
Trading & investment losses	(98,986)
Interest, dividends and other	31,255
	32,264
Expenses:	
Guaranteed payments to partners	19,100
Insurance	22,782
Commission expense	23,802
Clearance and exchange fees	27,437
Professional fees	20,525
Communications	2,081
Office expense	4,054
Other	4,006
	123,787
Net (loss)	($91,523)

See accountants' report and notes to financial statements.



MONTAG & JOSELSON

STATEMENT OF PARTNER'S EQUITY

PERIOD ENDED JUNE 30, 2012

Balance, July 1, 2011	$1,242,062
Less: Net (loss)	(91,523)
Balance, June 30, 2012	$1,150,539

See accountants' report and notes to financial statements.



MONTAG & JOSELSON

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2012

Cash flows from operating activities:		
Net (loss)		$ (91,523)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 18	
Decrease in due from clearing broker	44,529	
Decrease in securities owned, at market value	45,709	
Decrease in other assets	375	
(Decrease) in accrued expenses	(692)	
Total adjustments		89,939
Net cash (used) by operating activities		(1,584)
Net (decrease) in cash and cash equivalents		(1,584)
Cash and cash equivalents, beginning		16,276
Cash and cash equivalents, ending		$ 14,692
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest paid during year		$ --

See accountants' report and notes to financial statements.



MONTAG & JOSELSON

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2012

1. Statement of Significant Accounting Policies:

Organization:

Montag & Joselson ("the Company") was formed under the laws of the State of New York and is authorized to do business in New York. The company is a registered broker with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of June 30, 2012, the Chase bank statement indicated a balance of $16,545. This amount is held in a non-interest bearing account. All funds in a non-interest bearing transaction account are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Balances held at the clearing broker are insured by the Securities Investor Protection Corporation subject to certain limitations.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the period ended June 30, 2012 was $18.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the partners under this form of organization.



1. Statement of Significant Accounting Policies (continued):

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Net Capital Requirements:

Montag & Joselson is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2012, Montag & Joselson had net capital of $939,000 after adjustments for non-allowable assets, which was $839,000 in excess of its required net capital. Montag & Joselson's net capital ratio was .03 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

5. Exemption from Rule 15c3-3:

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

6. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

7. Subsequent events:

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after June 30, 2012, through the date of issuance of these financial statements on August 9, 2012. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

MONTAG & JOSELSON

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

JUNE 30, 2012

8. Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at June 30, 2012, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurements at June 30, 2012 using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at market value	$1,026,137	$1,026,137	$ –	$ –

SUPPLEMENTARY INFORMATION

MONTAG & JOSELSON

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

JUNE 30, 2012

Computation of net capital	
Partner's equity	$1,150,539
Less:	
Deductions:	
Haircuts on securities	211,539
	211,539
Net capital	$ 939,000
Computation of basic net capital requirement	
Minimum net capital requirements - the greater of $100,000 or 6-2/3% of aggregate indebtedness	$ 100,000
Excess net capital	$ 839,000
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 29,972
Percentage of aggregate indebtedness to net capital	3.19%

There are no material differences between the computation of net capital above and the computation on the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2012.

MONTAG & JOSELSON

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND INFORMATION RELATING TO POSSESSION AND CONTROL

REQUIREMENTS UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2012

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.





LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Montag & Joselson
21 Park Drive South
Rye, NY 10580

In planning and performing our audit of the financial statements of Montag & Joselson ("the Company") for the period ended June 30, 2012, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Montag & Joselson that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Montag & Joselson is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Montag & Joselson are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from July 1, 2011 through June 30, 2012.

This report is intended solely for the use of Montag & Joselson, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
August 9, 2012



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 773-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

MONTAG & JOSELSON

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Partners of Montag & Joselson

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Montag & Joselson ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012 with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipner, Sofferman & Co., LLP

LIPNER, SOFFERMAN & CO., LLP

Jericho, NY
August 9, 2012

MONTAG & JOSELSON

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE PERIOD ENDED JUNE 30, 2012

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	**$ -**
General Assessments at .0025	**$ -**
Payment Remitted with Forms SIPC-6	**-**
Amount due With Form SIPC-7	**$ -**

